Exhibit 99.2

Meadow Valley Parent Corp.
c/o 1400 Civic Place, Suite 250
Southlake, Texas 76092

July 9, 2010

The Board of Directors of RMX Holdings, Inc.
4602 East Thomas Road,
Phoenix, Arizona

Gentlemen,

Over the past several months, it has become apparent that the board of directors of RMX Holdings, Inc. (“RMX”) has refused to take the steps necessary to permit existing stockholders to realize a return on their investment.  RMX has no operating assets, continues to burn significant cash without creating any value for its stockholders and holds an illiquid office building in a highly distressed real estate market.  At the same time, RMX’s common stock has become a virtually illiquid asset.  The continued public reporting, board member compensation and overhead at RMX serves no business purpose and is rapidly reducing value for RMX’s stockholders.  As the majority holder of RMX’s issued and outstanding stock, we believe it is imperative that the board of directors undertake immediate action to prevent the wasting of RMX’s assets and allow stockholders to realize a return on their investment.

The board of directors initiated a sale process for the RMX business in mid-2009 and has had more than ample time to evaluate potential strategic alternatives for the remaining cash and assets.  The board’s intransigent slow pace in evaluating strategic alternatives is only reducing stockholder value while allowing for the continued collection of directors’ fees.  To summarize, we believe the two most attractive alternatives are as follows:

Option 1

Under the first option, the board of directors would promptly declare a special cash distribution in the amount of $5,000,000.  Immediately following the special cash distribution, the board of directors would conduct a reverse stock split of its issued and outstanding shares of common stock.  Given practical considerations, we anticipate that the reverse stock split would occur following the record date set for the aforementioned special cash distribution.  Meadow Valley Parent Corp. (“Meadow Valley”) would support a 1-for-2,645,212 reverse stock split that would leave Meadow Valley as the sole stockholder of RMX.  Meadow Valley would also support paying the remaining stockholders cash in lieu of their fractional shares, following the special distribution described above, at a price of $0.40 per share, subject to to an adjustment based on interim organizational expenses, contingent liabilities and other expenses.

We believe the board of directors is significantly overvaluing RMX’s remaining illiquid assets.  By way of example, notwithstanding any belief the board may have with respect to a higher valuation for the Phoenix office building, we are confident that the actual current value of the building is approximately $650,000, after taking into account such factors as (i) the length of time required to sell the building in the severely depressed Phoenix commercial real estate market (potentially up to two years), (ii) the ongoing operating expenses (insurance, maintenance, utilities, taxes, etc.) of the building and its management, (iii) broker fees, (iv) the time value of money and (v) the fact that Meadow Valley is the sole tenant at the property pursuant to a month-to-month lease.

As a result, we believe that a special cash distribution followed by a reverse stock split that pays the stockholders $0.40 per share for their stock, subject to adjustment as described above, is fair and in the best interests of RMX’s stockholders.  However, we also view time as of the essence and would support the above stated fractional share cash out valuation only in the event the transaction commences immediately and is completed within 60 days of the date of this letter.  If the board of directors does not take immediate action, any future support we may offer in this regard would be at a lower valuation.

Option 2

Under the second option, the board of directors would promptly declare a special cash distribution in the amount of $5,000,000 so that existing stockholders could again realize a return on their investment.  Immediately following the special cash distribution, the individual members of the board of directors would cease to collect fees for their services and would work to minimize and/or eliminate all operating and cash expenditures.  In addition, the board of directors would initiate a liquidation process whereby RMX would wind down its affairs and sell its remaining assets on an expedited basis with net cash proceeds being distributed to the stockholders.  We estimate that the liquidation process described above would require at least 18 months to complete in an orderly fashion.

* * * * *

We believe that the first option described above is the most cost-effective and efficient means of allowing RMX to convert its remaining illiquid assets to cash and exit the expensive and futile public company reporting regime. Therefore, Option 1 provides the highest price and best return for RMX’s stockholders.  Due to the illiquidity of RMX’s remaining assets and requirements of state law, we believe the liquidation process described above as the second option would return substantially less to the stockholders and take substantially longer to execute.

The alternative options set forth herein represent Meadow Valley’s best and final offer of support.  Although we are prepared to assist RMX to move through either of the two alternatives described above on an expedited basis, in the event the board of directors does not undertake immediate action, we will promptly pursue any and all remedies available to us to protect our remaining investment in RMX.

Our support of the proposed terms of the alternative options set forth in this letter will expire on 5:00 p.m. (Central Time) Tuesday, July 13, 2010.  If you agree to work with us to implement one of the two options set forth herein, please contact the undersigned prior to such time.

Sincerely,

/s/ Ted W. Beneski

Ted W. Beneski
Chairman of the Board

3